PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

5th April 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Acquisition of Chagoyansk Gold Property and Rio Tinto Joint Venture Agreement – issued 23rd March 2004;

- Peter Hambro Mining Plc: (i) acquires Novogodnee Manteay, a new gold deposit in the Urals Region of Russia; (ii) signd Buryatia Exploration Joint Venture; and (iii) agrees US $ 30 million tern loan facility from HVB – issued 5th April 2004.

Yours faithfully,

PETER HAMBRO MINING PLC

By: [signature]

Karolina Subczynska
In-House Legal Counsel

dlw 4/8

EXEMPTION NO. 082-34734 04 APR -2 7:21

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 23rd March 2004:

Peter Hambro Mining PLC

23rd March 2004

Acquisition of Chagoyansk Gold Property

&

Rio Tinto Joint Venture Agreement

Chagoyansk Property

The Peter Hambro Mining Group announces that it has been successful in the auction of the combined exploration and mining licence over the Chagoyansk gold property in the Amur Region, Far East Russia, held in Blagoveshensk on 18th March 2004. The Amur Region is also the home to Peter Hambro Mining's Pokrovskiy Rudnik gold mining operation and the Group's Pioneer and Tokur development projects.

Nicolai Vlasov, the Group Chief Geologist of Peter Hambro Mining, believes that the geological environment of Chagoyansk is similar to the 'Carlin Trend' group of deposits in Nevada, USA. A small polymetallic ore occurrence, associated with silicification at the tectonic contact of Cambrian limestone and Silurian sandstone was the primary reason behind the licence application. Along this contact there is a weathering crust in which shallow drilling undertaken during the 1980's encountered in one sample a gold grade of 124 grammes per tonne over a thickness of 4 metres.

Nicolai Vlasov believes that Chagoyansk has the geological potential to host a major gold deposit. Previous exploration activities at the Chagoyansk property have focused almost exclusively on its base metal and alluvial gold potential.
It is believed that hard-rock source deposits for the alluvial gold may be situated within the Chagoyansk area.

Rio Tinto Joint Venture Agreement

Peter Hambro Mining also announces that it has signed a Heads of Agreement

covering a joint venture agreement in respect of Chagoyansk with Rio Tinto, one of the world's largest mining companies. In 2002 Peter Hambro Mining and Rio Tinto entered into a non-exclusive Confidentiality Agreement that gave Rio Tinto access to Peter Hambro Mining's exploration and production assets. The Peter Hambro Mining Group has long been aware of the existence of the Chagoyansk property and initiated the auction process, following Rio Tinto's review of the area.

Representatives of Peter Hambro Mining and Rio Tinto met at the Russian Economic Forum in 2002 and have subsequently worked together to find a project that would suit their individual requirements.

The terms of the joint venture, which have been under discussion for some time, have already been agreed in principle between Peter Hambro Mining and Rio Tinto. These cover the exploration and, thereafter, possible development of the Chagoyansk gold property.

Summary of the terms of the proposed joint-venture

It is envisaged that, if the necessary licence is issued and the joint venture progresses as proposed, Rio Tinto will finance the first US$1.5 million of exploration works which will entitle it to obtain a 51% stake in the proposed joint venture entity. Thereafter, it is intended that Peter Hambro Mining and Rio Tinto will either share project costs on a pro-rata basis, or Peter Hambro Mining can elect not to contribute to further exploration costs in which case Rio Tinto will finance the next US$3.5 million of exploration expenditure, subject to encouraging results, to increase its interest in the joint venture entity to 65%. In addition, it is intended that Peter Hambro Mining will receive a staged success fee from Rio Tinto totalling US$3.5 million in the event that a mine is constructed.

Peter Hambro, Executive Chairman, said:

"I look forward to collaborating with Rio Tinto on Chagoyansk. I have always believed that the Group's local management team is the Group's greatest asset and it is gratifying that one of the world's major mining companies also seems to have recognised this. With the development of our Pioneer, Tokur, Voroshilovskoye and Malomir projects we felt that some additional resources would be helpful and, although we think that Chagoyansk may turn out to be another big deposit, we realise that we cannot own the whole of the Russian gold mining industry.

"Obviously I am very pleased that we have become Rio Tinto's first partner in Russia in recent times. We have been very impressed with the thorough way in which Rio Tinto has approached our joint efforts and look forward to a long-term collaboration between our team and theirs at Chagoyansk. The joint venture entity will benefit from Peter Hambro Mining's expertise in the Amur Region and its highly experienced team at Pokrovskiy, as well as from Rio Tinto's financial resources and exploration skills."

PETER HAMBRO MINING PLC

Press Release Issued on 5th April 2004:

Peter Hambro Mining PLC

05 April 2004

Peter Hambro Mining PLC

- Acquires Novogodnee Manteau, a new gold deposit in the Urals Region of Russia
- Signs Buryatia Exploration Joint Venture
- Agrees US$30 million term loan facility from HVB

Novogodnee Manteau

Peter Hambro Mining announces the acquisition by its subsidiary OJSC Pokrovskiy Rudnik ("JSCP") from OJSC "Yamalskaia Gornaia Kompania" of 90% of the issued shares of OJSC "Yamalzoloto", which holds the Novogodnee Manteau licence. Completion of the acquisition was conditional on obtaining Anti-Monopoly Ministry's consent, which has recently been obtained. The consideration payable is 150 million Roubles (approximately US$5 million).

Novogodnee Manteau is located in the Topugolskaya area, Yamalanenetsky autonomous okrug. The licence area covers approximately 70kmP2P. The mining licence area so far has estimated C2 reserves of approximately 418,000 ounces at an average grade of 14.7g/t, P1 resources of approximately 1.1 million ounces and P2 resources of approximately 2.0 million ounces.. The deposit area is open in all directions.

The licence area is only 800 metres from the nearest railway and metalled road. The nearest city is Salekhard which is 30km from the licence area. Salekhard is the regional capital of the district and benefits from the revenue generated in the area from local oil and gas projects. Salekhard also benefits from a highly developed infrastructure.

Buryatia

Peter Hambro Mining also announces the recent establishment of a joint venture company, OOO Region in which JSCP owns a 75% stake, for which it has an obligation to subscribe 750,000 Roubles (approximately US$25,000) half of which has been paid. Our partners in the joint venture are a team of Russian geologists with a successful track record of finding development assets. Further to this joint venture, PHM is acquiring, from its JV partners, a considerable amount of exploration data on the area. Initial examination of this data led PHM's Group Chief Geologist, Nicolai Vlasov, to propose the joint venture and acquisition of the data resource. Consideration for this acquisition is expected to be US$5million and completion is expected shortly. Following completion of the acquisition the Group intends to assess this data and determine the most promising areas of exploration works to be undertaken by the joint venture.

PETER HAMBRO MINING PLC

HVB Loan Facility

Peter Hambro Mining has signed a US$30 million term loan facility agreement with Bayerische Hypo- und Vereinsbank AG ("HVB"). The facility is available for general corporate purposes but is intended primarily for the acquisition of Russian gold mining assets, a number of which have been offered to the Group. PHM has drawn on this facility to fund the consideration for the above two transactions. The facility has an interest rate of US$ LIBOR plus a margin of 4%, considerably lower than the cost of existing Russian debt.

Commenting on the acquisition, Peter Hambro, Executive Chairman of the Group said:-

"The acquisition of Novogodnee Manteau is the first for us in the Urals region of Russia and our first solo venture outside the Amur Region. This reflects our strategic decision to take part in the widespread consolidation of Russian gold mining assets concentrating on assets that can easily be brought into production. The region is well known for its oil and gas resources and hence benefits from a developed infrastructure which will assist our efforts.

We first became interested in Buryatia when we owned an interest in Baikal Bank, which we subsequently sold. This acquisition is our first move into gold mining in this region. We have great hopes for the joint venture.

The HVB loan facility is the Group's first non-Russian debt facility that we have utilised and will assist us to finance our ongoing acquisition programme. I am very pleased that HVB shares my confidence in Peter Hambro Mining's future development."